Exhibit 99.1

Safe-T Reports Full Year 2018 Financial Results

-Revenues in 2018 Grew 34% Compared to Last Year-

Herzliya, Israel, March 25, 2019 – Safe-T Group Ltd. (NASDAQ, TASE: SFET), a provider of software-defined access solutions for the hybrid cloud, today announced financial results for the year ended December 31, 2018.

Safe-T reported continuing progress and achievements in 2018. During the year ended December 31, 2018, Company revenues totaled $1,466,000, an increase of 34% compared with $1,096,000 in the year ended December 31, 2017.

Non-IFRS customer net bookings totaled $1,830,000 ($423,000 of which are still contingent bookings as at the date of this announcement), an increase of approximately 11% compared to $1,651,000 net bookings last year (including no contingent bookings). 1

Non-IFRS order backlog of customers who have not yet been charged totaled as of December 31, 2018, to $982,000, compared with an order backlog of $565,000 as of December 31, 2017. Backlog amounts include contingent bookings.

The Company reported revenues of $463,000 in the fourth quarter of 2018, representing a 23% increase compared with $377,000 in the corresponding quarter last year. The Company ended the year with a cash balance of $3,717,000.

Safe-T announced on January 29, 2019 the signing of a non-binding letter (LOI) for the acquisition of an Israeli company in the proxy network solution industry. Unaudited results for the full year of 2018, provided to Safe-T by the target company, included revenues of approximately $2,200,000. The closing of the acquisition is still subject, among other conditions, to the signing of definitive documentation and obtaining shareholders’ approval.

“In 2018, we focused on organic and inorganic growth of the company through the launch of new products, integrations with new partners, and the development of new technologies,” said Shachar Daniel, Chief Executive Officer of Safe-T Group Ltd. “As the Company continues to leverage its extensive knowledge and experience, we look forward to expanding our footprint in 2019 by driving sustainable product innovation and building a foundation to scale the business over the long-term.”

Additional Recent Developments:

●	Safe-T Recognized by Gartner as One of Seven Representative SDP Vendors: Safe-T was included in Gartner’s recent “Fact or Fiction: Are Software-Defined Perimeters Really the Next-Generation VPNs” report on software-defined perimeters (SDPs). Safe-T is the only Israeli company listed as a Representative Vendor.

1 According to the Company’s revenue recognition policy, the period from the receipt of an order to the date of partial recognition can be one to four quarters. In addition, the maintenance services provided for most customers are recognized on a proportionate basis over the engagement period of up to five years.

●	Safe-T Appoints Chen Katz as Chairman of the Board of Directors: Mr. Katz has wide-ranging experience working with growth technology companies, and his expertise includes finance, management and the technology industry. He has been the chief executive officer of TechnoPlus Ventures Ltd., an Israeli publicly traded investment firm (TASE: TNPV), since 2006. Mr. Katz currently serves as the Chairman of the Board of two medical-device companies, Nicast Ltd. and its subsidiary, Nanomedic Technologies Ltd., and he also serves as a director in CompuLab Ltd., RapiDx Ltd. and Aminach Furniture and Mattresses Industry Ltd.

Financial Results for the Year Ended December 31, 2018

●	Total revenues for the year ended December 31, 2018, were $1,466,000, compared with $1,096,000 in the year ended December 31, 2017. The increase was attributed to sales in APAC and Europe, offset by a reduction of sales in the United States.
●	Non-IFRS total net bookings in the year ended December 31, 2018, totaled $1,830,000 (including contingent bookings of $423,000), compared with $1,651,000 in the year ended December 31, 2017 (with no contingent bookings).
●	Cost of revenues during 2018 totaled $791,000, compared with $583,000 in 2017. The increase is mainly due to an expansion of the Company’s support and professional services team, which resulted in an increase in payroll and related expenses.
●	Research and development expenses in 2018 totaled $2,414,000, compared with $1,608,000 in 2017. The increase was mainly attributed to payroll and related expenses.
●	Sales and marketing expenses during 2018 totaled $5,542,000, compared with $4,051,000 during 2017. The increase was attributed to payroll and related expenses, professional services expenses, and marketing expenses.
●	General and administrative expenses in 2018 totaled $1,925,000, compared with $2,150,000 in 2017. The decrease was mainly attributed to a share-based payment, offset by an increase in professional services.
●	IFRS net loss for 2018 totaled $11,753,000, or $0.33 basic loss per ordinary share, compared with $5,313,000, or $0.29 basic loss per ordinary share, during 2017.
●	Non-IFRS net loss for 2018 totaled $8,688,000, or $0.24 basic loss per ordinary share, compared with $5,725,000, or $0.31 basic loss per ordinary share, for 2017.

The following table presents the reconciled effect of the non-cash expenses/income on the Company’s net loss for the years ended December 31, 2018 and December 31, 2017, respectively:

	Year ended December 31,
	2018	2017
	In thousands of USD

Net loss for the period	11,753	5,313
Amortization of intangible assets	276	251
Issuance expenses	517	-
Share-based payment	381	1,318
Finance liabilities at fair value	1,891	(1,981)
Total adjustment	3,065	(412)
Non-IFRS net loss	8,688	5,725

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Fourth Quarter 2018 Financial Results

●	Total revenues for the fourth quarter of 2018 amounted to $463,000, compared with $377,000 in the fourth quarter of 2017. The change is attributed to increased sales in the United States.
●	Non-IFRS total net bookings for the fourth quarter of 2018 totaled $684,000 (including contingent bookings of $33,000 as of the date of this announcement), compared with $1,054,000 net bookings in the fourth quarter of 2017 (with no contingent bookings).
●	In the fourth quarter of 2018, cost of revenues totaled $184,000, compared with $173,000 in the fourth quarter of 2017. The slight increase is mainly due to amortization expenses for the purchased technology in 2018.
●	In the fourth quarter of 2018, research and development (R&D) expenses were $777,000, compared with $517,000 in the fourth quarter of 2017. The increase was mainly attributed to expansion of the R&D team and a resulting increase in payroll and related expenses.
●	In the fourth quarter of 2018, sales and marketing expenses totaled $1,273,000, compared with $1,404,000 in the fourth quarter of 2017. The decrease was primarily attributed to lower share-based payments.
●	In the fourth quarter of 2018, general and administrative expenses totaled $561,000, compared with $547,000 in the fourth quarter of 2017. The increase was primarily due to increased professional services as a result of the Nasdaq dual listing, which was partially offset by a lower share-based payment.
●	IFRS net loss for the fourth quarter of 2018 totaled $3,231,000, or $0.05 basic loss per ordinary share, compared with $1,693,000, or $0.08 basic loss per ordinary share, in the fourth quarter of 2017.
●	Non-IFRS net loss for the fourth quarter of 2018 was $2,272,000, or $ 0.04 basic loss per ordinary share, compared with $2,013,000, or $0.09 basic loss per ordinary share, in the fourth quarter of 2017.

The following table presents the reconciled effect of the non-cash expenses/income on the Company’s net loss for the fourth quarters of 2018 and 2017, respectively:

	Fourth quarter ended December 31,
	2018	2017
	In thousands of USD
Net loss for the period	3,231	1,693
Amortization of intangible assets	75	63
Share-based payment	66	302
Finance liabilities at fair value	818	(685)
Total adjustment	959	(320)
Non-IFRS net loss	2,272	2,013

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Balance Sheet Highlights

●	As of December 31, 2018, cash and cash equivalents totaled $3,717,000, compared with $3,514,000 on December 31, 2017. The increase in cash and cash equivalents compared with December 31, 2017 is attributed to capital raised as part of the private offering in June 2018 and the public offering in August 2018, less cash spent mainly on operating activities.

●	As of December 31, 2018, shareholders’ equity totaled $3,710,000, compared with $3,141,000 as of December 31, 2017.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, the Company’s earnings release contains non-IFRS financial measures of net loss for the period that excludes the effect of share-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant and anti-dilution liability. The earnings release also contains non-IFRS financial measures for bookings and backlog orders. Bookings are a non-IFRS financial metric that we define as binding and non-revocable customers purchase orders over a defined period. We consider bookings to be a useful metric for management and investors because bookings drive future revenue, which is an important indicator of the health and viability of our business. Net bookings are non-IFRS financial measures that we use internally to analyze bookings fulfilled at the end of each reporting period. Backlog orders is a non-IFRS financial metric that we define as an aggregate amount of net bookings that weren’t invoiced as of the day of measurement. This measure is different from the unfilled performance obligations reflected in the consolidated financial statements under “Contract Liabilities” item in the balance sheets, which are calculated on net bookings which were already invoiced. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating business internally, and as such deemed it important to provide all this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliation of these non-IFRS information to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET), is a provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses expectations regarding the increase of future revenue, that it expects to see increased interest and adoptions by government entities and other high-caliber organizations, and that it intends to acquire a in the business proxy network solution industry and such company’s 2018 revenues. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia, CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654

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Consolidated Statements of Financial Position

(In thousands of USD)

	2018	2017
	(Audited)
Assets
Cash and cash equivalents	3,717	3,514
Restricted deposits	104	93
Trade receivables	854	644
Other receivables	231	163
Total current assets	4,906	4,414

Property plant and equipment, net	143	165
Deferred issuance expenses	-	61
Goodwill	523	523
Intangible assets	796	764
Total non-current assets	1,462	1,513
Total assets	6,368	5,927

Liabilities
Trade payables	103	178
Other payables	951	877
Contract liability	495	424
Liability in respect of the Israeli Innovation Authority	49	92
Total current liabilities	1,598	1,571

Contract liability	249	286
Liability in respect of anti-dilution feature	-	692
Derivative financial instruments	729	237
Liability in respect of the Israeli Innovation Authority	82	-
Total non-current liabilities	1,060	1,215
Total liabilities	2,658	2,786

Equity
Share Capital	-	-
Share premium	41,594	28,494
Other capital reserve	11,805	12,583
Accumulated loss	(49,689)	(37,936)
Total equity	3,710	3,141
Total liabilities and equity	6,368	5,927

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Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Three-Month Period Ended December 31,		For the Year Ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	463	377	1,466	1,096

Cost of revenues	184	173	791	583

Gross profit	279	204	675	513

Research and development expenses, net	777	517	2,414	1,608

Sales and marketing expenses	1,273	1,404	5,542	4,051

General and administrative expenses	561	547	1,931	2,151

Operating loss	(2,332)	(2,264)	(9,212)	(7,297)

Finance income (expense), net	(899)	571	(2,541)	1,984

Net loss	(3,231)	(1,693)	(11,753)	(5,313)

Basic loss per share	(0.05)	(0.08)	(0.33)	(0.29)

Diluted loss per share	(0.05)	(0.09)	(0.35)	(0.29)

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